UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive
Hawthorne, New York 10532 (Pink Sheets: TAROF)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO	VP, Treasurer
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES 2011 SECOND QUARTER AND YEAR TO DATE RESULTS
Net Sales, Gross Profit, Operating Income and Net Income All Increase over 2010 Comparable Periods

Hawthorne, NY, July 26, 2011 - Taro Pharmaceutical Industries Ltd. (“Taro,” or the “Company,” Pink Sheets: TAROF) today provided unaudited financial results for the quarter and year to date periods ended June 30, 2011.

Second Quarter 2011 Highlights vs. 2010
●	Net sales of $111.6 million, increased $13.8 million or 14.2%,
●	Gross profit, as a percentage of net sales was 60.1%, compared to 58.4%,
●	Selling, general and administrative expenses decreased $2.1 million, and as a percentage of net sales decreased to 22.5%, compared to 27.8%,
●	Operating income increased 75.8% to $34.2 million, or 30.6% of net sales, compared to $19.4 million, or 19.9% of net sales,
●	Net income attributable to Taro was $35.7 million, compared to $16.4 million, an increase of $19.3 million, resulting in diluted earnings per share of $0.80 compared to $0.40.

Year to Date 2011 Highlights vs. 2010
●	Net sales of $219.3 million, increased $32.5 million or 17.4%,
●	Gross profit, as a percentage of net sales was 59.4%, compared to 59.0%,
●	Selling, general and administrative expenses decreased $4.5 million, and as a percentage of net sales decreased to 21.7% as compared to 27.9%,
●	Operating income increased 79.9% to $67.6 million, or 30.8% of net sales, compared to $37.5 million, or 20.1% of net sales,
●	Net income attributable to Taro was $61.3 million compared to $25.0 million, a $36.3 million increase, resulting in diluted earnings per share of $1.38 compared to $0.61.

Taro’s Interim Chief Executive Officer, Jim Kedrowski, commented, “These results reflect our continuing efforts to improve our business model and processes as we pursue operating efficiencies, cost efficiencies, and speed-to-market of quality products. We are focused on the successful execution of these important strategic and business development opportunities in order to remain well positioned for future growth.”  Mr. Kedrowski also noted that “Taro’s second quarter benefited from a slower than expected ramp up in R&D expenditures, which we expect to be at higher levels in future periods, as well as a non-recurring tax benefit of approximately $6.6 million.  In addition, new entrants into the therapeutic space occupied by Taro are likely to have some negative impact on sales and/or pricing in future quarters.”
- more -

Taro Pharmaceutical Industries Ltd.

Cash Flows and Balance Sheet Highlights
●	Cash flows from operations were $57.7 million compared to $24.1 million in the same period a year ago,
●	Cash, including marketable securities, increased $63.3 million to $152.1 million from December 31, 2010.

Form 20-F Filings with the SEC

On June 29, 2011, the Company filed its annual report, which includes audited consolidated financial statements for the year ended December 31, 2010 on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”).  On August 4, 2010, December 23, 2010 and March 31, 2011, the Company filed audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, respectively, with the SEC, each on Form 6-K. The Company is in the process of addressing its SEC Form 20-F filing requirements for those years.

FDA Approvals and Filings

During the second quarter, Taro received four ANDA approvals from the U.S. Food and Drug Administration (the “FDA”):  Imiquimod Cream, 5%, Cetirizine Hydrochloride Oral Solution, 1 mg/mL (Sugar Free, Bubble Gum), Meprobamate Tablets and Ranitidine Hydrochloride Syrup USP, 15 mg/mL.  In addition, the Company received two tentative approvals from the FDA during the quarter: Clobetasol Propionate Lotion, 0.05% and Fluocinonide Cream USP, 0.1%. Total approvals received in 2011 are nine.

Also, during the quarter, Taro filed two ANDAs with the FDA.  The total number of products awaiting approval at the FDA is twenty-one ANDAs and one NDA.

************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENTS
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and financial information for 2011.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include the possible unavailability of financial information, actions of the Company's lenders and creditors, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(U.S. dollars in thousands, except share data)

Quarter Ended		Year to Date
June 30,		June 30,
2011	2010(1)	2011	2010(1)

Sales, net	$111,584	$97,751	$219,312	$186,794
Cost of sales	44,524	40,705	89,142	76,596
Gross Profit	67,060	57,046	130,170	110,198

Operating Expenses:
Research and development, net	7,807	9,103	15,066	17,941
Selling, marketing, general and administrative	25,092	27,199	47,552	52,097
Impairment	-	1,307	-	2,617
Operating income	34,161	19,437	67,552	37,543

Financial Expenses, net:
Interest and other financial expenses	624	1,635	1,401	2,123
Foreign exchange expense	2,431	(4,333)	2,840	(527)

Other income (expense), net	752	22	1,004	(127)
Income before income taxes	31,858	22,157	64,315	35,820
Tax (benefit) expense(3)	(4,719)	3,951	1,650	5,815
Income from continuing operations	36,577	18,206	62,665	30,500

Net loss from discontinued operations (2)	(249)	(1,666)	(384)	(4,888)

Net income	36,328	16,540	62,281	25,117

Net income attributable to non-controlling interest(3)	639	91	935	121

Net income attributable to Taro	$35,689	$16,449	$61,346	$24,996

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$0.81	$0.46	$1.39	$0.76
Diluted	$0.81	$0.44	$1.39	$0.73

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.01)	$(0.04)	$(0.01)	$(0.12)
Diluted	$(0.01)	$(0.04)	$(0.01)	$(0.12)

Net income per ordinary share attributable to Taro:
Basic	$0.80	$0.42	$1.38	$0.64
Diluted	$0.80	$0.40	$1.38	$0.61

Weighted-average number of shares used to compute net income per share:
Basic	44,511,229	39,249,342	44,398,519	39,249,342
Diluted	44,568,588	41,434,830	44,505,099	41,203,849

(1)	The 2010 information presented above is updated from the August 23, 2010 quarterly press release to reflect footnotes 2 and 3 below.
(2)
In 2010, the Company closed its Ireland manufacturing facility and decided to sell the facility and has therefore classified the losses attributable to its Irish subsidiary as losses from discontinued operations.

(3)
Represents the impact of the Company adopting FASB ASC Section 810-10-65, which requires the Company to allocate income or loss attributable to a non-controlling interest based on the respective ownership percentages.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2011	2010
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$107,703	$54,144
Short-term bank deposits	41,642	31,000
Marketable securities	2,786	3,693
Accounts receivable and other:
Trade, net	83,135	73,406
Other receivables and prepaid expenses	68,865	49,251
Inventories	90,910	83,709
Long-term assets held for sale, net(1)	470	434
TOTAL CURRENT ASSETS	395,511	295,637

Long-term receivables and other assets	31,696	30,663
Property, plant and equipment, net	159,424	163,596
Other assets	50,185	66,546
TOTAL ASSETS	$636,816	$556,442

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short-term loans	$13,417	$14,885
Current maturities of long-term debt	13,947	13,310
Trade payables and other current liabilities	104,998	101,591
TOTAL CURRENT LIABILITIES	132,362	129,786

Long-term debt, net of current maturities	33,068	31,225
Deferred taxes and other long-term liabilities	11,839	10,918
TOTAL LIABILITIES	177,269	171,929

Non-controlling interest(2)	4,136	3,201
Taro shareholders' equity	455,411	381,312

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$636,816	$556,442

(1)	In 2010, the Company closed its Ireland manufacturing facility and decided to sell the facility and therefore has classified the related assets as held for sale.
(2)
Represents the impact of the Company adopting FASB ASC Section 810-10-65, which requires the Company to allocate income or loss attributable to a non-controlling interest based on the respective ownership percentages.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASHFLOWS
(Unaudited)
(U.S. dollars in thousands)

	Six Months Ended June 30,
	2011	2010(1)
Operating Activities
Net income	$62,281	$25,117
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	9,463	9,298
Stock-based compensation	58	177
Impairment of long-lived assets	-	2,617
Increase in long-term debt due to currency fluctuations	2,461	245
Increase in trade receivables	(9,469)	(11,169)
Change in derivative instruments, net	(1,163)	-
(Increase) decrease in other receivables, prepaid expenses and other assets	(4,302)	100
Increase in inventories	(6,336)	(7,890)
Foreign exchange effect on intercompany balances	1,394	(906)
Increase in trade and other payables and accruals	3,320	6,474
Net cash provided by operating activities	57,707	24,063

Investing Activities:
Purchase of property plant & equipment, net of related grants	(2,240)	(816)
Investment in other intangible assets	-	(2,528)
Investment in short-term bank deposits	(10,641)	(32,028)
Proceeds from sale of short-term bank deposits	-	12,489
Proceeds from the sale of marketable securities	923	-
Net cash used in investing activities	(11,958)	(22,883)

Financing Activities:
Proceeds from the issuance of shares, net	8,781	-
Repayments of long-term debt	(3)	(14,861)
(Proceeds) repayments of short-term bank debt, net	(1,446)	1,775
Net cash provided by (used in) financing activities	7,332	(13,086)

Effect of exchange rate changes	478	(224)
Net increase (decrease) in cash	53,559	(12,130)
Cash at beginning of period	54,144	98,439

Cash at end of period	$107,703	$86,309

(1)	The 2010 information presented above is updated from the August 23, 2010 press release to reflect the Company’s Irish subsidiary as discontinued operations and the impairment of its assets.

#####

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 26, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director